AB

Uf 3-6-02

02006983

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PROCESSED
MAR 22 2002
THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 28 2002 WASH, D.C. 365 SECTION PROCESSING

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.R. Taylor & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 I-85 Parkway
(No. and Street)

Montgomery (City) AL (State) 36106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bern Butler Capilouto Massey, P.C.
(Name – *if individual, state last, first, middle name*)

4137 Carmichael Road (Address) Montgomery (City) AL (State) 36106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/02

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robbins Taylor, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.R. Taylor & Company, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Nov. 10, 2002
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BB&M

BERN BUTLER CAPILOUTO & MASSEY, P.C.

A PROFESSIONAL SERVICES FIRM

CONSULTANTS • PLANNERS • ADVISORS

MEMBERS

American Institute of Certified Public Accountants

Alabama Society of Certified Public Accountants

Private Companies Practice Section

Independent Auditors' Report

W.R. Taylor, Member
W.R. Taylor & Company, L.L.C.

We have audited the accompanying statement of financial condition of W.R. Taylor & Company, L.L.C. as of December 31, 2001, and the related statements of income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.R. Taylor & Company, L.L.C. as of December 31, 2001, and the results of its operations, and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Bern Butler Capilouto & Massey, P.C.

Montgomery, Alabama
February 15, 2002

4137 Carmichael Road, Suite 200 • Montgomery, Alabama 36106
Post Office Box 230250 • Montgomery, Alabama 36123-0250 • Telephone (334) 244-4100 • Telecopier (334) 244-4111

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	23,395
Accounts payable		14,031
Payroll taxes payable		447
Deferred income		23,888
Capital lease obligation - current maturities		2,322
Total current liabilities		64,083
MEMBER'S EQUITY		186,348
	$	250,431

See notes to financial statements

W.R. Taylor & Company, L.L.C.

STATEMENT OF INCOME

Year Ended December 31, 2001

Sales Revenue	
Underwriting fees	$ 117,664
Advisory fees	1,088,965
Remarketing fees	436,359
Expense reimbursements	64,435
Total sales revenue	1,707,423
Operating Expenses	
Employee compensation and benefits	321,963
Commissions	216,932
Rent	56,788
Travel, lodging and entertainment	51,015
Reimbursement expense	45,006
Legal, accounting and professional	34,326
Utilities and telephone	30,037
Printing and postage	18,359
Office expense	16,282
Dues and subscriptions	11,209
Insurance	9,134
Depreciation	6,787
Professional education and seminars	6,451
Taxes and licenses	5,744
Commissions	4,336
Miscellaneous	4,033
Computer expense	3,236
Contributions	2,230
NASD compliance expense	1,150
Total operating expenses	845,018
Income from operations	862,405
Other income (expense)	
Interest	446
Interest	(697)
Total other Income (expense)	(251)
NET INCOME	$ 862,154

See notes to financial statements

W.R. Taylor & Company, L.L.C.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

Cash flows from operating activities	
Cash received from customers	$ 1,731,136
Cash paid to suppliers and employees	(868,948)
Cash deposits to clearing organizations and others	(10,092)
Interest received	446
Interest paid	(697)
Net cash provided by operating activities	851,845
Cash flows from investing activities	
Purchase of property and equipment	(17,989)
Net cash used in investing activities	(17,989)
Cash flows from financing activities	
Principal payments under capital lease obligations	(3,503)
Member's contributions	15,000
Member's distributions	(764,395)
Net cash used in financing activities	(752,898)
NET INCREASE IN CASH AND CASH EQUIVALENTS	80,958
Cash and cash equivalents at beginning of year	92,387
Cash and cash equivalents at end of year	$ 173,345
Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 862,154
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,787
Fees receivable	6,199
Other receivables	(6,372)
Accounts payable	2,244
Cash deposits to clearing organizations and others	(10,092)
Commissions payable	(25,710)
Prepaid expense	(2,827)
Deferred income	23,888
Payroll taxes payable	(4,426)
Total adjustments	(10,309)
Net cash provided by operating activities	$ 851,845

See notes to financial statements

W.R. Taylor & Company, L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Operations

W.R. Taylor & Company, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The Company is an Alabama Limited Liability Company. W.R. Taylor & Company, L.L.C. serves as an underwriter, remarketing agent, and financial advisor for municipal transactions involving originating, developing and underwriting tax-exempt and taxable IDB bond and note financing for agribusiness and middle market companies throughout the United States. For 2001 most customers were agribusiness clients.

2. Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution which from time to time exceeds the $100,000 federally insured limit. At December 31, 2001, the company's uninsured cash balance totaled $148,496. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

3. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

5. Property and Equipment

Major additions for property and equipment are capitalized at cost; maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

6. Income Taxes

The Company is treated as a partnership for income tax purposes and is not subject to income tax. Income is taxed directly to the member. Accordingly, no provision for income taxes is presented in the accompanying financial statements.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2001, the Company had net capital of $138,535 which was $133,535 in excess of its required net capital of $5,000. The Company's net capital ratio was .27 to 1.

NOTE B PROFIT SHARING PLAN

The Company sponsors a 401(k) plan. The plan covers all employees age 21 and older. Employees may contribute up to 15% of their compensation to the plan. The plan does not permit matching contributions. The Company may make discretionary contributions to the plan in addition to employee contributions. Discretionary contributions for the year ended December 31, 2001 were $-0-.

NOTE C RELATED PARTY TRANSACTION AND CAPITAL LEASE

The Company leases computer equipment from W.R. Taylor, Member, under a capital lease expiring in July 2002. The asset and liability under the capital lease is recorded at the present value of the minimum lease payments. The asset is depreciated over the lease term of 60 months. Depreciation of the asset under the capital lease is included in depreciation expense for 2001.

Following is a summary of property held under the capital lease:

Computer equipment	$	9,975
Less accumulated depreciation		8,312
	$	1,663

Minimum future lease payments under capital leases as of December 31, 2001 for each of the next five years in the aggregate are:

NOTE C RELATED PARTY TRANSACTION AND CAPITAL LEASE (CONTINUED)

Year Ended December 31

2002	$	2,450
Total minimum lease payments		2,450
Less: Amount representing interest		128
Present value of net minimum lease		2,322
Less: Current portion		2,322
Long-term portion	$	-

NOTE D OPERATING LEASES

The Company leases office space, various office equipment and an automobile under operating leases that have initial non-cancelable lease terms in excess of one year. Total rent expense for the year ended December 31, 2001 was $56,788. Future minimum payments under long-term operating leases are as follows for the years ending December 31:

2002	$	57,576
2003		37,083
2004		6,890
2005		6,890
2006		3,669

NOTE F COMMITMENTS

Re-marketing Agreement

During 1999 the Company entered into a re-marketing agreement with Merchant Capital, L.L.C. for re-marketing services. Under the terms of the agreement the Company will pay Merchant Capital, L.L.C. 70 % of re-marketing fees earned by the Company for the first twelve months of the contract. After the first twelve months, the Company will pay Merchant Capital, L.L.C. 60% of re-marketing fees. After termination of services, Merchant Capital, LLC will receive 25% of re-marketing fees for two years.

NOTE G CHANGES IN MEMBER'S EQUITY

Changes in member's equity for the year ended December 31, 2001 are presented below:

Balance at beginning of year	$	73,589
Member's contributions		15,000
Member's distributions		(764,395)
Net income		862,154
	$	186,348

SUPPLEMENTARY INFORMATION

W.R. Taylor & Company, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Member's equity		$ 186,348
Deduct member's equity not allowable for net capital		-
Total membership equity qualified for net capital		186,348
Additions		-
Total capital and allowable subordinated liabilities		186,348
Deductions and / or charges:		
Nonallowable assets:		
Petty cash	$ (300)	
Accounts receivable - other	(1,230)	
Prepaid expense	(2,827)	
Deposits	(2,755)	
Furniture, equipment, and leasehold improvements less accumulated depreciation	(30,271)	
Receivable - deferred income	(10,430)	(47,813)
Net capital before haircuts on securities positions (tentative net capital)		138,535
Haircuts on securities		-
Net capital		$ 138,535
Aggregate indebtedness		
Items included in balance sheet		
Accounts payable and accrued expenses		$ 14,478
Commissions payable		23,395
Total aggregate indebtedness		$ 37,873
Computation of basis net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 1,000 percent		$ 134,748
Ratio: Aggregate indebtedness to net capital		0.27 to 1

No material differences exist between the above computation of net capital and the Company's corresponding unaudited Focus Part II computation at December 31, 2001.

W.R. Taylor & Company, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the company claims an exemption from SEC rule 15c3-3.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

W.R. Taylor, Member
W.R. Taylor & Company, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of W.R. Taylor & Company, L.L.C. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barr, Butler, Capilouto & Maxey, P.C.

Montgomery, Alabama
February 15, 2002

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

W.R. TAYLOR & COMPANY, L.L.C.

DECEMBER 31, 2001